GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2, Chinachem Plaza

David J. Fremed

77 Mody Road, Tsimshatsui East,

Chief Financial Officer

Kowloon,

Hong Kong

E-mail : davidfremed@grand.com

(NASDAQ: GRIN)

www.grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS REPORTS 2005 FINANCIAL RESULTS

Hong Kong – November 15, 2006 – Grand Toys International Limited (NASDAQ: GRIN) today announced its financial results for the year ended December 31, 2005.

Since Grand completed its reorganization merger and Playwell Acquisition in 2004, Grand has made several acquisitions. The dates that the financial operations of each of its significant subsidiaries are being reported within Grand’s consolidated financial statements are:

•

May 24, 2004

Hua Yang Holdings Co., Ltd.

•

June 30, 2004

Kord Holdings, Inc.

•

August 16, 2004

Grand Toys International Inc.

•

February 1, 2005

Eastern Raiser Printing Company Limited acquired directly

by Hua Yang Holdings Co., Ltd.

•

March 1, 2005

International Playthings, Inc.

As required under generally accepted accounting principles for entities under common control, Grand also restated its 2004 financial statements to include the operations of recently acquired Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc., effective from  the dates that they were acquired by companies owned by Mr. Jeff Hsieh, Grand’s majority shareholder.

Due to the accounting treatment required as a result of the common control, Grand reported a non-cash deemed dividend of $12.8 million in the year 2005 related to the Hua Yang and Kord acquisitions.  Also in 2005, Grand reported a non-cash deemed dividend of $991,000 related to the value of the Series A Preference Shares issued to a company controlled by Mr. Hsieh to finance the IPI acquisition.

Net sales for the twelve months ended December 31, 2005 were $131.3 million, compared to $75.5 million for the restated 2004 period.  The gross profit percentage increased to 24% for the period ended December 31, 2005, compared to 20% for the restated 2004 period.  EBITDA decreased from $4.2 million for the 2004 period to a loss of $9.0 million for the period ended December 31, 2005.  The loss from operations for 2005 was $17.1 million, compared to a loss from operations of $189,000 in the restated 2004 period.  Included in the 2005 operating expenses is approximately $15.4 million of one-time charges that includes $13.3 million for impairment of assets resulting primarily from the discontinuance of certain licenses in North America, expenses related to an abandoned acquisition, royalty write-offs, severance costs, expenses related to a change in depreciation policy and certain acquisition costs. As a result of the deemed dividend and the non-recurring charges incurred in 2005, the reported net loss is approximately $31.3 million, or ($1.94) per basic ADS, for the twelve months ended December 31, 2005.  This compares to a net loss of $59,000, or ($0.00) per basic ADS, for the twelve months ended December 31, 2004.  Without the non-cash deemed dividends and the one-time charges, Grand would have a net loss of $2.1 million, or ($0.13) per basic ADS, and adjusted EBITDA of approximately $6.4 million for the twelve months ended December 31, 2005.

Jeff Hsieh, Chief Executive Officer of Grand, noted, “2005 was another year of transition and expansion for Grand.  We are very pleased with the sales and market growth that Grand is experiencing as a result of our three newly acquired companies. IPI has allowed Grand to significantly and profitably expand our presence and distribution capabilities in the US market.  Hua Yang and Kord have brought significant PRC manufacturing resources to our group and added new businesses to our group in the printing, packaging and party goods areas.  The costs involved with seeking out acquisitions, purchasing these businesses and transitioning them into Grand’s group were relatively high in 2005, but this was essential to ensure that Grand was properly structured for the future and long-term growth.  We continue to deal with the rapidly changing landscape in the toy and toy-related areas and as we re-evaluate all of Grand’s operating divisions, we will incur certain costs in 2006 while we restructure Grand and focus our efforts and resources on the more profitable and risk averse operations within the Grand group.”

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005.  Grand, through its Hong Kong, US and Canadian operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods.  Grand’s operating subsidiaries have been in continuous operation for up to 45 years.  Grand’s goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world.  (Nasdaq: GRIN) www.grand.com, also www.intplay.com, www.huayangprinting.com and www.kordparty.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.

Balance Sheet Data: (audited)	December 31, 2005	December 31, 2004

Total assets	$ 118,628,259	$ 106,148,089
Working capital	4,751,110	9,010,782
Total shareholders’ equity	48,662,081	58,430,350

CONSOLIDATED STATEMENTS OF OPERATIONS (in US$) (audited)

Twelve Months Ended December 31,

	2005	2004

Net sales	$ 131,329,529	75,532,871
Cost of goods sold	99,506,552	60,458,768
Gross profit	31,822,977	15,074,103
Gross profit %	24.23%	19.96%

General and administrative expenses	23,492,605	9,490,171
Selling and distribution expenses	9,886,407	3,317,275
Depreciation and amortization	2,697,431	1,564,595
Impairment on intangible assets and goodwill	12,487,867	-
Other operating income	(1,918,250)	(482,312)
Operating (loss) income	(14,823,083)	1,184,374
Operating income %	(11.29%)	1.58%

Interest expense, net	1,884,214	418,983
Other non-operating expense	25,477	31,785
(Loss) earnings before taxes	(16,732,774)	733,606
Income tax expense	235,930	792,491
(Loss) earnings from continuing operations	(16,968,704)	(58,885)
Earnings from continuing operations %	(12.92%)	(0.00%)

Dividends	(14,357,692)	-

Net (loss) earnings available to ADS holders	$ (31,326,396)	$ (58,885)

(Loss) earnings per ADS:
Basic	$ (1.94)	$ (0.00)
Diluted	(1.94)	(0.00)

Weighted average ADS outstanding:
Basic	16,137,667	12,092,592
Diluted	18,191,015	12,807,160

In this Press Release, Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is earnings before interest, income taxes, depreciation and amortization.  Grand’s definition of Adjusted EBITDA is (loss) earnings before interest, income taxes, depreciation and amortization and material one-time charges such as impairment on intangible assets and goodwill, impairment loss and write-off of fixed assets, abandoned acquisition costs, license write-offs, severance costs, etc.  All references in this press release to EBITDA and Adjusted EBITDA are to a non-GAAP financial measure. EBITDA and Adjusted EBITDA, measures widely used among toy related businesses, are used because management believes that it is an effective way of monitoring the operating performance of our company relative to the industry. Additionally, Grand believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below.

Reconciliation of Earnings before interest, taxes, amortization and depreciation (EBITDA):

	Twelve months ended December 31,
	2005	2004

Net (loss) earnings	$ (31,326,396)	$ (58,885)
Dividends	14,357,692	-
Interest expense, net	1,884,214	418,983
Income tax expense	235,930	792,491
Depreciation and amortization in General and administrative expenses	2,697,431	1,564,595
Depreciation and amortization in Cost of goods sold	3,172,113	1,445,179
EBITDA	$ (8,979,016)	$ 4,162,363

Material One-time charges in 2005
Impairment loss and write-off of fixed assets (included in G&A expenses)	765,712
Impairment on intangible assets and goodwill	12,487,867	-
Other one-time charges	2,136,000	-
Adjusted EBITDA	$ 6,410,563	$ 4,162,363

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